UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                                 CGI Group Inc.
                                (Name of Issuer)

                           Class A Subordinate Shares
                         (Title of Class of Securities)

                                    39945C109
                                 (CUSIP Number)

                                December 31, 2001
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:


     [ ] Rule 13d-1(b)

     [ ] Rule 13d-(c)

     [X] Rule 13d-1(d)














--------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1 Name of Reporting Person/I.R.S. Identification Nos. of Above Persons (Entities Only)


            Jean Brassard

2           Check the Appropriate Box If a Member of a Group             (a) [ ]
            (See Instructions)                                           (b) [X]


3           SEC Use Only




4           Citizenship or Place of Organization


            Canada

                          5         Sole Voting Power
       Number of
         Shares
      Beneficially                  1,785,910
        Owned by
          Each            6         Shared Voting Power
       Reporting
         Person
          With                      0

                          7         Sole Dispositive Power


                                    451,414

                          8         Shared Dispositive Power


                                    1,334,496

9           Aggregate Amount Beneficially Owned by Each Reporting Person


            1,785,910

10 Check If the Aggregate Amount in Row (9) Excludes Certain Shares [X] (See Instructions)


11          Percent of Class Represented by Amount in Row (9)


            0.5%

12          Type of Reporting Person (See Instructions)


            IN

Item 1(a).        Name of issuer:

              CGI Group Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

              1130 Sherbrooke Street West, 5th Floor, Montreal, Quebec, H3A 2M8

Item 2(a).        Name of Person Filing:

              Jean Brassard

Item 2(b).        Address of Principal Offices or, if None, Residence:

              c/o CGI Group, Inc., 1130 Sherbrooke Street West, 5th Floor, Montreal, Quebec, H3A 2M8

Item 2(c).        Citizenship:

              Canada

Item 2(d).        Title of Class of Securities:

              Class A Subordinate Shares

Item 2(e).        CUSIP Number:

              39945C109

Item 3. If the Statement is being filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the filing person is a:

         (a)    [ ]   Broker or dealer registered under Section 15 of the
                      Exchange Act;

         (b)    [ ]   Bank as defined in Section 3(a)(6) of the Exchange Act;

         (c)    [ ]   Insurance company as defined in Section 3(a)(19) of the
                      Exchange Act;

         (d)    [ ]   Investment company registered under Section 8 of the
                      Investment Company Act;

         (e)    [ ]   An investment adviser in accordance with
                      Rule 13d-1(b)(1)(ii)(E);

         (f)    [ ]   An employee benefit plan or endowment fund in accordance
                      with Rule 13d-1(b)(1)(ii)(F);

         (g)    [ ]   A parent holding company or control person in accordance
                      with Rule 13d-1(b)(1)(ii)(G);

         (h)    [ ]   A savings association as defined in Section 3(b) of the
                      Federal Deposit Insurance Act;

         (i)    [ ]   A church plan that is excluded from the definition of an
                      investment company under Section 3(c)(14) of the Investment Company Act;

         (j)    [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.           Ownership.

     The holdings reported herein are stated as of December 31, 2001. Mr. Brassard may be deemed to have been the beneficial owner of more than 5% of the issuer's Class A Subordinate Shares upon the registration of such shares under the Securities Exchange Act of 1934, as amended, effective July 7, 1998.

     (a) Amount  beneficially owned:      1,785,910 shares (including  1,334,496
                                          shares  issuable  upon  conversion  of
                                          1,334,496  of  the  issuer's  Class  B
                                          Shares  (multiple  voting) and 400,000
                                          shares  issuable  upon the exercise of
                                          options  exercisable within 60 days of
                                          December 31, 2001).

                                          By virtue of the  Second  Amended  and
                                          Restated    Options    Agreement   and
                                          Shareholders'   Agreement   among  the
                                          issuer's  Majority  Shareholders,  BCE
                                          and Bell  Canada,  the parties to such
                                          agreement  may be considered a "group"
                                          under Rule 13d-5 and, as a result, Mr.
                                          Brassard may be  considered  to be the
                                          beneficial     owner     of     shares
                                          beneficially  owned  by  Serge  Godin,
                                          Andre  Imbeau  and  BCE,  Inc.  As  of
                                          December 31, 2001,

                                           (i)     Mr. Godin was  understood  to
                                                   be the  beneficial  owner  of
                                                   29,184,870  shares (including
                                                   28,216,507   shares  issuable
                                                   upon conversion of 28,216,507
                                                   of  the   issuer's   Class  B
                                                   Shares (multiple  voting) and
                                                   405,075 shares  issuable upon
                                                   the   exercise   of   options
                                                   exercisable within 60 days of
                                                   December 31, 2001);

                                           (ii)    Mr. Imbeau was  understood to
                                                   be the  beneficial  owner  of
                                                   4,772,953  shares  (including
                                                   4,221,165   shares   issuable
                                                   upon  conversion of 4,221,165
                                                   of  the   issuer's   Class  B
                                                   Shares (multiple  voting) and
                                                   503,925 shares  issuable upon
                                                   the   exercise   of   options
                                                   exercisable within 60 days of
                                                   December 31, 2001); and

                                           (iii)   BCE was  understood to be the
                                                   beneficial      owner      of
                                                   120,028,400 shares (including
                                                   7,027,606   shares   issuable
                                                   upon  conversion of 7,027,606
                                                   of  the   issuer's   Class  B
                                                   Shares (multiple voting)).

                                          Mr.  Brassard   disclaims   beneficial
                                          ownership of such shares.

     (b) Percent of class:                0.5%  (40.9%  including  shares  as to
                                          which    beneficial    ownership    is
                                          disclaimed, as described above)

     (c) Number of shares as to which such person has:

     (i)      Sole power to vote or direct the vote:            1,785,910 shares

     (ii)     Shared power to vote or direct the vote:          0 shares

     (iii)    Sole power to dispose or to direct the
              disposition of:                                   451,414 shares

     (iv)     Shared power to dispose or to direct the
              disposition of:                                   1,334,496 shares

Item 5.           Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person had ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.           Ownership  of  More  than  Five Percent  on  Behalf of Another
                  Person.

     The shares identified in Item 4 include shares indirectly beneficially owned in a trust for the benefit of members of Mr. Brassard's family.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

     Not applicable.

Item 8.           Identification and Classification of Members of the Group.

     Not applicable.

Item 9.           Notice of Dissolution of Group.

     Not applicable.

Item 10.          Certification.

     Not applicable.

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                            Feb 11/2002
                                                              (Date)


                                                          /s/ Jean Brassard
                                                              (Signature)


                                                              Jean Brassard
                                                              (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)










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